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                                                                     EXHIBIT 1.9

                      FIRST AMENDMENT OF RIGHTS AGREEMENT

     Subject to the terms hereof, pursuant to Section 26 of the Rights Agreement, dated as of October 17, 1996, by and between Targeted Genetics Corporation (the "Company") and ChaseMellon Shareholder Services (the "Rights Agreement"), the Company, by this First Amendment of Rights Agreement dated July 21, 1999, does hereby amend the Rights Agreement as follows:

     Section 1 is hereby amended to add the following sentence at the end of the definition of "Acquiring Person":

     Notwithstanding the foregoing, neither Elan International Services, Ltd. ("EIS") nor any Affiliate or Associate of EIS shall be included within the definition of "Acquiring Person" by virtue of the acquisition by EIS of shares of Common Stock, or any securities convertible into or exchangeable for shares of Common Stock, pursuant to the transactions contemplated by the Securities Purchase Agreement, dated July 21, 1999, between the Company and EIS and the Convertible Promissory Note, dated July 21, 1999, issued by the Company to EIS (the "Transaction Securities"); provided, however, EIS shall be included within the definition of Acquiring Person to the extent EIS, either alone or together with all Affiliates and Associates of EIS, including the Transaction Securities, becomes the Beneficial Owner of 15% or more of the Common Stock then outstanding as the result of being or becoming the Beneficial Owner of Common Stock other than the Transaction Securities.

     IN WITNESS WHEREOF, the Company has executed this First Amendment to Rights Agreement as of the date first written above.

                              TARGETED GENETICS CORPORATION


                              By: /s/ James A. Johnson
                                 ---------------------------------------
                                 James A. Johnson
                                 Vice President & Chief Financial Officer